Alan I. Annex, Esq.

Tel 212.801.9323

Fax 212.801.6400

AnnexA@gtlaw.com

May 27, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: John Reynolds, Assistant Director

Re:	Electrum Special Acquisition Corporation Registration Statement on Form S-1 Filed April 23, 2015 File No. 333-203599

Dear Mr. Reynolds:

On behalf of Electrum Special Acquisition Corporation (the “Company”), we are hereby responding to the letter, dated May 20, 2015 (the “Comment Letter”), from John Reynolds, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on April 23, 2015 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 to the Registration Statement with the Commission today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

United States Securities and Exchange Commission
Division of Corporate Finance
May 27, 2015

RESPONSE:

The Company has supplementally provided to the Staff on the date hereof, in care of Mr. Reynolds, a copy of the slide presentation that has been used by the Company in meetings with potential investors in reliance on Section 5(d) of the Securities Act. No other written communications have been presented by the Company (or by anyone authorized to do so on the Company’s behalf) to potential investors in reliance on Section 5(d) of the Securities Act.

Description of Securities, page 834

2.	We note numerous inconsistencies between the description of the provisions of your memorandum and articles and those provided as an exhibit. As examples, we note the redemption described in the last paragraph on page 85 and the provisions regarding amendments referenced on page 89. Please clarify whether you intend to amend the memorandum and articles and the timing of any such amendment, or otherwise revise your disclosure.

RESPONSE:

The Company supplementally advises the Staff that the Registration Statement describes certain terms of the amended and restated memorandum and articles of association of the Company to be filed prior to the consummation of the offering, which terms are not contained in the memorandum and articles of association filed by the Company upon its formation. The Company’s existing memorandum and articles of association were filed as Exhibit 3.1 to the Registration Statement, and the form of amended and restated memorandum and articles of association to be adopted by the Company will be filed as Exhibit 3.2 to the Registration Statement. The Company has added disclosure on pages 84 and 89 of the Registration Statement to clarify that the memorandum and articles of association will be amended and restated immediately prior to the consummation of the offering.

Taxation, page 103

3.	Please provide the tax opinion required by Item 601(b)(8) of Regulation S-K.

RESPONSE:

The Company supplementally advises the Staff that Form S-1 does not require the inclusion of a section addressing the tax consequences of acquiring, owning or disposing of an issuer’s securities. Notwithstanding this, the Company determined to include a general summary of the material British Virgin Islands and United States federal income tax consequences in the Registration Statement in order to provide additional information to investors. However, such section of the Registration Statement does not include any representations as to the tax consequences to investors in the offering; rather, it provides general disclosure related to the tax treatment of acquiring, holding and disposing of the Company’s securities. Item 601(b)(8) of Regulation S-K requires that a tax opinion be filed as an exhibit to a registration statement only if a representation as to tax consequences is set forth in the registration statement. The tax section included in the Registration Statement does not provide any representations as to tax consequences. Accordingly, the Company respectfully believes that no tax opinion is required.

United States Securities and Exchange Commission
Division of Corporate Finance
May 27, 2015

4.	We note your statement in the introductory paragraph that “[t]he following summary of the material … U.S. federal income tax consequences ….” We also note your statement in the last paragraph on page 104 that “this discussion is only a summary of the material U.S. Federal Income Tax consequences of the acquisition, ownership and disposition of our securities.” Please revise your statements to delete the term ‘summary’ as it appears to limit the discussion of the material tax consequences.

RESPONSE:

The Company has revised the disclosure on pages 103 and 104 of the Registration Statement to remove the term “summary” in response to the Staff’s comment.

* * *

Please do not hesitate to call me at (212) 801-9323 should you have any questions regarding Amendment No. 1 to the Registration Statement or the above responses.

Sincerely yours,

/s/Alan I. Annex

Alan I. Annex

cc:	Eric N. Vincent
Andrew Shapiro
Jason Simon